Wefunder Revenue Share Calculator -- Inputs and Outputs

Note: Forward-looking projections cannot be guaranteed.

Quarterly view

Please enter inputs in the orange cells	

Company name	Muvr
Tentative loan disbursal date	Jun 01, 2024
Total target loan amount	$1,235,000
Multiple for investors	4.00
% of revenues	3%
2024 revenue	$15,305,531
Projected annual growth rate	75%
Years to repay	3.75
"Interest" per year	80%

Quarter	Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q2, 2024	2024	$3,826,383	$114,791	$114,791	$4,825,209
Q3, 2024	2024	$3,826,383	$114,791	$229,583	$4,710,417
Q4, 2024	2024	$3,826,383	$114,791	$344,374	$4,595,626
Q1, 2025	2025	$6,696,170	$200,885	$545,260	$4,394,740
Q2, 2025	2025	$6,696,170	$200,885	$746,145	$4,193,855
Q3, 2025	2025	$6,696,170	$200,885	$947,030	$3,992,970
Q4, 2025	2025	$6,696,170	$200,885	$1,147,915	$3,792,085
Q1, 2026	2026	$11,718,297	$351,549	$1,499,464	$3,440,536
Q2, 2026	2026	$11,718,297	$351,549	$1,851,013	$3,088,987
Q3, 2026	2026	$11,718,297	$351,549	$2,202,562	$2,737,438
Q4, 2026	2026	$11,718,297	$351,549	$2,554,110	$2,385,890
Q1, 2027	2027	$20,507,020	$615,211	$3,169,321	$1,770,679
Q2, 2027	2027	$20,507,020	$615,211	$3,784,532	$1,155,468
Q3, 2027	2027	$20,507,020	$615,211	$4,399,742	$540,258
Q4, 2027	2027	$20,507,020	$540,258	$4,940,000	$0
Q1, 2028	2028	$35,887,285	$0	$4,940,000	$0